Exhibit 99.1

Arco Reports

Second Quarter 2022 Results

Arco delivers R$412.1 million in revenues in 2Q22, a 61% increase versus 2Q21

São Paulo, Brazil, August 18, 2022 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the second quarter ended June 30, 2022.

Ari de Sá Neto, CEO and founder

1) Please see Adjusted EBITDA Reconciliation on page 17. 2) Please see Adjusted Net Income Reconciliation on pages 17 and 18.

Financial Highlights

Net revenue for the second quarter was R$412.1 million, a 61% year-over-year (YoY) increase, representing a 26.4% revenue recognition of 2022 ACV bookings. Core solutions totaled R$367.3 million (+83% YoY), while Supplemental solutions were R$44.8 million (-20% YoY) as most of the revenue recognition for this segment takes place in Q4 (cycle-to-date 82.7% of the Supplemental solutions’ ACV has already been recognized). For the first six months of 2022, net revenue increased 43% year-over-year to R$842.2 million, with Core solutions increasing 54% to R$713.5 million and Supplemental solutions increasing 4% to R$128.7 million. Excluding recent M&A1, net revenue increased 47% YoY in 2Q22 and 31% in 6M22 YoY. On a cycle-to-date (CTD) perspective, Arco already recognized 83.2% of the 2022 ACV and is confident that will be able to recognize 100% by Q3.

The positive effects of our integration and efficiency agenda were crucial to partially offset non-recurring increase in operating costs (content providing and freight) resulting from late orders, as rush printing costs are on average 25% higher than regular printing costs and books were shipped under express tariffs and through more expensive shipping methods (air, dedicated trucks). As a result, gross margin in 2Q22 was 67.7% (vs 73.4% in 2Q21). When excluding depreciation and amortization, cash gross margin was 75.8% for the same period (vs. 78.1% in 2Q21). For the 6 months of 2022, gross margin was 70.4% (vs 73.6% in 6M21) and cash gross margin was 77.4% (vs 78.4% in 6M21). Excluding those non-recurring impacts and recent M&A¹, cash gross margin for 6M22 would be 80.9%.

Higher selling expenses excluding depreciation and amortization at R$147.4 million in 2Q22 (+54% YoY) and R$285.3 million (+50% YoY) in the first six months of 2022 reflect higher investments in commercial activities (identifying and developing leads and cross sell opportunities, intensifying pedagogical support to partner schools, resumption of in-person interactions and events, etc), which are crucial to foster the strong growth potential opportunities and to capture more market share over time in both Core and Supplemental segments, as well as higher inflation for the period (mainly impacting travel expenses). Excluding recent M&A¹, selling expenses increased 50% in 2Q22 and 44% in 6M22. Due to the diligent cash collection process and close relationship with partner schools, Arco was able to improve the quality of its receivables, resulting in a consistent reduction of allowance for doubtful accounts (-106% YoY in 2Q22, -163% YoY in 6M22).

1 Recent M&As refer to businesses acquired in 2021 (Me Salva, Eduqo, Edupass, COC, Dom Bosco) and 2022 (PGS, Mentes).

Allowance for doubtful accounts (R$M)	2Q22	2Q21	YoY	1Q22	QoQ	6M22	6M21	YoY
Allowance for doubtful accounts	0.4	(6.6)	-106%	6.2	-94%	6.6	(10.5)	-163%
% of net revenues	0.1%	-2.6%	2.7 p.p.	1.4%	-1.3 p.p.	0.8%	-1.8%	2.6 p.p.

General & administrative expenses (G&A) continue to show the results of a more integrated back-office strategy. In 2Q22, G&A expenses excluding depreciation and amortization were R$66.0 million (+28% YoY) and represented 16% of net revenue (versus 20% in 2Q21). Excluding recent M&A¹ G&A expenses increased to R$62.9 million (+25% YoY) in 2Q22. Share-based compensation plan increased 3% in 2Q22 YoY. For the first six months of 2022, G&A expenses excluding depreciation and amortization were R$138.6 million (+16% YoY) and represented 17% of net revenue (versus 20% in 6M21). Excluding the effects of recent M&A¹, G&A expenses increased 7% YoY in 6M22 to R$126.5 million.

Adjusted EBITDA was R$110.7 million in 2Q22 (+53% YoY), with an adjusted EBITDA margin of 26.9% (versus 28.2% in 2Q21). Despite temporarily lower cash gross margin in 2Q22 (-2.3 p.p. YoY), adjusted EBTIDA was positively impacted by G&A efficiencies (+4.1 p.p. YoY). As for the first six months of 2022, adjusted EBITDA increased 35% YoY to R$257.3 million, and adjusted EBTIDA margin was 30.6% (versus 32.4% in 6M21). Excluding the one-off impact from late orders, adjusted EBITDA margin was 31.4% in 2Q22 and 33.2% in 6M22. We expect the adjusted EBITDA margin to be within the 36.5% and 38.5% guidance range by the end of 2022.

Arco presented an adjusted net income (loss) in 2Q22 of R$(23.2) million and adjusted net margin of -5.6% (-14p.p. YoY), impacted by higher finance expenses and D&A. For the six-month period of 2022, adjusted net income was R$8.1 million, with an adjusted net margin of 1.0% (versus 13.0% in 6M21).

From a cycle perspective, 48% revenue growth CTD (35% excluding M&A) is consistent with the robust volume of ACV bookings announced for the 2022 commercial cycle. Efficiency improvements also demonstrate the initial results of our integration strategy, delivering 52% adjusted EBITDA growth and a 1p.p. adjusted EBITDA margin growth versus 2021 CTD (2.7 p.p growth excluding one-off impact from late orders).

1) Excludes and one-off impact on margin from late orders from partner schools, including increased printing and freight costs.

A solid cash collection process led to an important improvement in the quality of accounts receivable, with reduced days sales outstanding - DSO (141 days in 2Q22 from 212 days in 1Q22) and delinquency levels (5.6% in 2Q22 from 10.0% in 2Q21). In 2Q22, R$519 million of receivables were collected, 30% above the R$400 million estimated for the 2Q22 at 1Q22 earnings result.

Days of sales outstanding	2Q22	2Q21	YoY	1Q22	QoQ	6M22	6M21	YoY
Trade receivables (R$M)	687.6	477.7	44%	887.1	-22%	687.6	477.7	44%
(-) Allowance for doubtful accounts	(79.7)	(71.3)	12%	(80.9)	-1%	(79.7)	(71.3)	12%
Trade receivables, net (R$M)	607.8	406.4	50%	806.2	-25%	607.8	406.4	50%
Net revenue LTM pro-forma¹	1,568.9	1,118.6	40%	1,387.3	13%	1,568.9	1,118.6	40%
Adjusted DSO	141	133	7%	212	-33%	141	133	7%

1) Calculated as net revenues for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

CAPEX in 2Q22 was R$43.2 million, a 9.6% increase YoY and 10.5% of net revenue (versus 15.4% in 2Q21). For 6M22 CAPEX totaled R$90.2 million, down 210 bps YoY to 10.7% of net revenue (versus 12.8% in 6M21), within the guidance range of 10% to 12% of revenues for 2022 full year.

CAPEX (R$M)	2Q22	2Q21	YoY	1Q22	QoQ	6M22	6M21	YoY
Acquisition of intangible assets¹	41.5	36.8	13%	40.3	3%	81.8	69.6	18%
Educational platform - content development	4.5	1.3	246%	3.9	15%	8.4	18.3	-54%
Educational platform - platforms & tech	17.9	19.7	-9%	24.6	-27%	42.5	27.1	57%
Software	16.5	13.8	20%	10.3	60%	26.8	19.6	37%
Copyrights and others	2.6	2.1	24%	1.5	73%	4.1	4.7	-13%
Acquisition of PP&E	1.7	2.5	-32%	6.7	-75%	8.4	5.5	53%
TOTAL¹	43.2	39.4	10%	47.0	-8%	90.2	75.1	20%

1) Excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$52.0 million for 2Q22 and R$104.5 million for 6M22.

Cash from operations for 2Q22 and 6M22 highlights a better cash generation profile versus previous years. In 2Q22 cash from operations increased to R$191.6 million, from R$113.2 million in 2Q21, representing 173.1% of the 2Q22 adjusted EBITDA (+16.5 p.p. versus 156.6% of the 2Q21 adjusted EBITDA). Adjusted free cash flow[2] in 2Q22 increased to R$89.5 million, from R$64.10 million in 2Q21, representing 80.9% of the 2Q22 adjusted EBITDA (-7.8 p.p. versus 88.7% of the 2Q21 adjusted EBITDA). For the six-month period ended June 30, 2022, cash from operations increased to R$294.3 million, from R$202.4 million in 6M21, representing 114.4% of 6M22 adjusted EBITDA (+8.2 p.p. versus 106.2% of 6M21 adjusted EBITDA). Even in a scenario of rising interest rates, adjusted free cash flow grew 38% YoY in 6M22, representing 33.2% of the 6M22 adjusted EBITDA versus 32.5% in 6M21.

2 Please see Adjusted Free Cash Flow Reconciliation on page 18.

1) Please see Adjusted Free Cash Flow Reconciliation on page 18.

Arco’s corporate restructuring is ongoing. In May 2022 Arco concluded the incorporation of COC and Dom Bosco into CBE (Companhia Brasileira de Educação e Sistemas de Ensino, Arco’s wholly-owned entity which incorporates acquired businesses), leading to estimated future annual income tax savings of approximately R$12 million. Additionally, in June, Arco completed the acquisition of the remaining 42.6% stake in Geekie for R$223.9 million and its incorporation is in progress with conclusion expected for 4Q22. Future incorporations include SAE Digital (2023), Pleno (2023) and Escola da Inteligência (2023). As we keep incorporating other businesses into CBE, we expect to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 10% in 6M22 (versus 19% in 6M21).

Intangible assets - net balances (R$M)	2Q22	2Q21	YoY	1Q22	QoQ	6M22	6M21	YoY
Business Combination	2,949.9	2,374.1	24%	2,977.8	-1%	2,949.9	2,374.1	24%
Trademarks	488.8	443.0	10%	495.2	-1%	488.8	443.0	10%
Customer relationships	255.8	266.8	-4%	265.5	-4%	255.8	266.8	-4%
Educational system	224.6	216.4	4%	233.9	-4%	224.6	216.4	4%
Softwares	8.6	7.3	18%	10.3	-17%	8.6	7.3	18%
Educational platform	4.4	6.0	-27%	4.1	7%	4.4	6	-27%
Others¹	16.8	15.9	6%	19.0	-11%	16.8	15.9	6%
Goodwill	1,950.9	1,418.7	38%	1,949.9	0%	1,950.9	1,418.7	38%
Operational	288.1	193.0	49%	276.1	4%	288.1	193.0	49%
Educational platform²	200.1	136.0	47%	198.3	1%	200.1	136.0	47%
Softwares	77.1	45.3	70%	66.8	15%	77.1	45.3	70%
Copyrights	10.8	11.7	-8%	11.0	-2%	10.8	11.7	-8%
Customer relationships	0.1	0.1	-100%	0.1	0%	0.1	0.1	-100%
TOTAL	3,238.0	2,567.1	26%	3,253.9	0%	3,238.0	2,567.1	26%

1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	2Q22	2Q21	YoY	1Q22	QoQ	6M22	6M21	YoY
Business Combination	(73.5)	(55.0)	34%	(60.4)	22%	(133.8)	(110.0)	22%
Trademarks	(8.0)	(6.4)	25%	(7.7)	4%	(15.7)	(12.8)	23%
Customer relationships	(9.4)	(8.5)	11%	(9.2)	2%	(18.5)	(17.0)	9%
Educational system	(9.4)	(8.1)	16%	(9.3)	1%	(18.7)	(16.1)	16%
Softwares	(0.7)	(0.6)	17%	(0.7)	0%	(1.4)	(1.2)	17%
Educational platform	(0.2)	(0.2)	0%	(0.2)	0%	(0.5)	(0.4)	25%
Others¹	(1.5)	(1.2)	25%	(1.4)	7%	(2.8)	(2.3)	22%
Goodwill	(44.3)	(30.1)	47%	(31.9)	39%	(76.2)	(60.2)	27%
Operational	(29.1)	(20.6)	41%	(29.5)	-1%	(58.5)	(38.8)	51%
Educational platform²	(21.7)	(15.2)	42%	(22.3)	-3%	(43.9)	(29.0)	51%
Softwares	(5.4)	(3.4)	59%	(5.2)	4%	(10.6)	(5.6)	89%
Copyrights	(1.8)	(2.1)	-14%	(1.9)	-5%	(3.7)	(4.1)	-11%
Customer relationships	(0.2)	(0.0)	n.a.	(0.1)	100%	(0.3)	(0.1)	220%
TOTAL	(102.6)	(75.7)	36%	(89.9)	14%	(192.3)	(148.8)	29%

1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	Impacts P&L	Originates tax benefit	Amortization with tax benefit in 2Q22²
			Amortization	Tax benefit	Impact on net income
Business Combination			(52.6)	17.9	(34.7)
Trademarks	Yes	Yes²	(2.0)	0.7	(1.3)
Customer relationships	Yes	Yes²	(2.9)	1.0	(1.9)
Educational system	Yes	Yes²	(3.4)	1.1	(2.2)
Educational platform	Yes	Yes²	0.5	(0.2)	0.4
Others¹	Yes	Yes²	(0.5)	0.2	(0.4)
Goodwill	No	Yes²	(44.3)	15.1	(29.3)
Operational	Yes	Yes	(29.1)	9.9	(19.2)
TOTAL			(81.7)	27.8	(53.9)

1) Non-compete agreements and rights on contracts. 2) Amortizations are tax deductible only after the incorporation of the acquired business.

Amortization of intangible assets from business combination that generate tax benefit – breakdown by type (R$M)	Businesses with current tax benefit					Undefined²
	2022¹	2023	2024	2025	2026+
Trademarks	19	20	20	20	277	128
Customer relationships	21	25	25	25	59	111
Educational system	25	27	27	27	106	32
Software license	-	-	-	-	-	11
Rights on contracts	1	1	1	1	3	1
Others	2	2	2	1	1	10
Goodwill	177	202	196	192	520	514
Total	246	277	271	266	965	808
Maximum tax benefit	83	94	92	90	328	275

1) Considers the maximum tax benefit for full year 2022. In 2Q22 we have benefited from R$17.9 million, adding to R$29.9 million in 6M22. 2) Businesses with future tax benefit (not yet incorporated).

Amortization of intangible assets from business combination that generate tax benefit – breakdown by solutions (R$M)	Businesses with current tax benefit					Undefined²
	2022¹	2023	2024	2025	2026+
NAVE	8	9	9	9	8	-
P2D³	57	89	89	89	364	-
Positivo, Conquista, PES English	170	170	170	169	593	-
Other Companies	10	10	4	0	0	808
Total	246	277	271	266	965	808
Maximum tax benefit	83	94	92	90	328	275

1) Considers the maximum tax benefit for full year 2022. In 2Q22 we have benefited from R$16.4 million, adding to R$28.4 million in 6M22. 2) Businesses with future tax benefit (not yet incorporated). 3) Refer to COC and Dom Bosco solutions acquired in 2021.

Arco’s cash and cash equivalents plus financial investments position as of June 30, 2022 was R$753.9 million, while debt and accounts payable to selling shareholders was R$2,528.4 million, leading to a net debt of R$1,774.5 million. As part of Arco’s balance sheet management strategy, on August 5 we announced the closing of a Debentures issuance amounting to R$1,200.0 million. Net proceeds were partially used to prepay the debentures issued in August 2021 and the balance will strengthen Arco’s cash position while extending the debt maturity profile. The Debentures mature on August 3, 2027, with principal to be amortized in three equal installments payable on August 3, 2025, August 3, 2026, and August 3, 2027, and bear interest at CDI +2.30% per annum, payable semi-annually on February 3 and August 3.

1) Sum of cash and cash equivalents and short-term financial investment. 2)On November 30, 2021, the Company issued convertible senior notes in the aggregate principal amount of US$150 million with a value per share of $1.00, equivalent to R$825.3 million. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. For the purposes of the chart above such convertible notes were not considered a future disbursement, but a full conversion into shares.

Although early in the commercial cycle for the 2023 school year, the schools’ enthusiasm shows encouraging preliminary results, boosted by the resumption of in-person interactions and events.

Conference Call Information

Arco will discuss its second quarter 2022 results today, August 18, 2022, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For enhanced audio connection investors may connect through Web Phone (access code: 7636515).

An audio replay of the call will be available through August 24, 2022, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived Webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards

Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Free Cash Flow and which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus/minus M&A related (gains) losses and expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year, plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus/minus non-cash adjustments related to Derivatives and Convertible Notes, plus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees, plus non-recurring expenses, which are related to consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year and plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value); (ii) Foreign exchange effects on cash and cash equivalents and (iii) share of loss of equity-accounted investees and. These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

We calculate Adjusted Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets, less M&A-related payments. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

Arco Platform Limited

Interim condensed consolidated statements of financial position

	June 30,	December 31,
(In thousands of Brazilian reais)	2022	2021
Assets	(unaudited)
Current assets
Cash and cash equivalents	375,753	211,143
Financial investments	378,134	973,294
Trade receivables	607,826	593,263
Inventories	174,021	158,582
Recoverable taxes	39,055	38,811
Derivative financial assets	-	301
Related parties	-	4,571
Other assets	95,378	66,962
Total current assets	1,670,167	2,046,927

Non-current assets
Deferred income tax	327,574	321,223
Recoverable taxes	22,216	22,216
Financial investments	33,382	40,762
Derivative financial assets	-	560
Related parties	3,722	6,819
Other assets	69,835	57,534
Investments and interests in other entities	126,116	126,873
Property and equipment	67,932	73,885
Right-of-use assets	29,160	35,960
Intangible assets	3,237,964	3,257,360
Total non-current assets	3,917,901	3,943,192

Total assets	5,588,068	5,990,119

	June 30,	December 31,
(In thousands of Brazilian reais)	2022	2021
Liabilities	(unaudited)
Current liabilities
Trade payables	154,929	103,292
Labor and social obligations	104,422	157,601
Taxes and contributions payable	7,047	7,953
Income taxes payable	12,404	37,775
Advances from customers	60,932	35,291
Lease liabilities	19,251	20,122
Loans and financing	28,466	228,448
Derivative financial liabilities	2,394	-
Accounts payable to selling shareholders	857,979	799,553
Other liabilities	12,140	3,176
Total current liabilities	1,259,964	1,393,211

Non-current liabilities
Labor and social obligations	651	661
Lease liabilities	15,210	22,996
Loans and financing	1,621,957	1,602,879
Derivative financial liabilities	123,513	223,561
Provision for legal proceedings	1,292	1,398
Accounts payable to selling shareholders	642,086	869,233
Other liabilities	1,140	946
Total non-current liabilities	2,405,849	2,721,674

Equity
Share capital	11	11
Capital reserve	2,222,912	2,203,857
Treasury shares	(232,391)	(180,775)
Share-based compensation reserve	81,077	90,813
Accumulated losses	(149,354)	(238,672)
Total equity	1,922,255	1,875,234

Total liabilities and equity	5,588,068	5,990,119

Arco Platform Limited

Interim condensed consolidated statements of income

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais, except earnings per share)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	412,137	256,301	842,174	587,973
Cost of sales	(133,054)	(68,103)	(249,632)	(155,228)
Gross profit	279,083	188,198	592,542	432,745

Operating expenses:
Selling expenses	(174,439)	(118,727)	(338,792)	(238,385)
General and administrative expenses	(80,037)	(61,988)	(166,137)	(136,294)
Other income, net	1,676	975	19,070	2,500
Operating profit	26,283	8,458	106,683	60,566

Finance income	214,382	12,114	373,615	22,054
Finance costs	(238,485)	(45,678)	(363,586)	(84,292)
Finance result	(24,103)	(33,564)	10,029	(62,238)

Share of loss of equity-accounted investees	(14,294)	(1,728)	(19,936)	(2,751)

(Loss) profit before income taxes	(12,114)	(26,834)	96,776	(4,423)
Income taxes - income (expense)
Current	8,038	(18,544)	(13,809)	(35,897)
Deferred	(9,265)	25,359	6,351	32,112
Total income taxes – income (expense)	(1,227)	6,815	(7,458)	(3,785)
Net (loss) profit for the period	(13,341)	(20,019)	89,318	(8,208)

Basic earnings per share – in Brazilian reais
Class A	(0.24)	(0.35)	1.59	(0.14)
Class B	(0.24)	(0.35)	1.59	(0.14)
Diluted earnings per share – in Brazilian reais
Class A	(0.24)	(0.35)	(1.45)	(0.14)
Class B	(0.24)	(0.35)	1.59	(0.14)

Weighted-average shares used to compute net (loss) profit per share:
Basic	55,917	57,020	56,008	57,214
Diluted	55,917	57,020	61,180	57,214

Arco Platform Limited

Interim condensed consolidated statements of cash flows

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Profit (loss) before income taxes for the period	(12,114)	(26,834)	96,776	(4,423)
Adj. to reconcile profit (loss) before income taxes to cash from operations
Depreciation and amortization	74,302	45,423	140,083	93,475
Inventory reserves	10,940	5,162	13,339	7,386
Allowance for doubtful accounts	(372)	6,610	(6,603)	10,499
Loss on sale/disposal of property and equipment and intangible	(114)	2	(192)	135
Fair value change in financial derivatives	(84,320)	-	(95,973)	-
Changes in accounts payable to selling shareholders	(33,348)	2,677	(26,320)	489
Share of loss of equity-accounted investees	14,294	1,728	19,936	2,751
Share-based compensation plan	2,851	6,189	9,046	15,555
Accrued interest on loans and financing	56,774	5,216	105,544	8,905
Interest accretion on acquisition liability	45,744	26,643	89,674	54,024
Income from financial investments	(17,793)	(4,729)	(38,353)	(8,495)
Interest on lease liabilities	1,126	1,138	2,287	2,157
Provision for legal proceedings	11	(857)	106	(211)
Provision for payroll taxes (restricted stock units)	177	1,948	(3,083)	1,427
Foreign exchange (income) expenses, net	61,644	3,813	(43,662)	4,092
Gain on changes of interest of investment	(1,345)	-	(17,758)	-
Other financial expense (income), net	(2,205)	(2,139)	(3,128)	(2,498)
	116,252	71,990	241,719	185,268
Changes in assets and liabilities
Trade receivables	202,582	109,460	(4,344)	385
Inventories	(29,786)	(15,545)	(27,671)	(11,967)
Recoverable taxes	5,266	2,944	8,448	2,467
Other assets	(27,067)	(4,524)	(35,077)	(8,455)
Trade payables	22,182	(4,893)	51,637	7,225
Labor and social obligations	11,630	7,921	25,745	10,256
Taxes and contributions payable	228	(2,279)	(978)	(5,083)
Advances from customers	(109,529)	(53,798)	25,641	19,985
Other liabilities	(196)	1,881	9,228	2,304
Cash from operations	191,562	113,157	294,348	202,385
Income taxes paid	(4,792)	(4,529)	(47,474)	(51,517)
Interest paid on lease liabilities	(1,039)	(743)	(2,346)	(1,603)
Interest paid on accounts payable to selling shareholders	(36,536)	(70)	(36,914)	(4,223)
Interest paid on loans and financing	(16,412)	(4,378)	(31,992)	(7,945)
Payments for contingent consideration	(70,541)	(332)	(70,541)	(332)
Payments of stock options	(75,578)	-	(75,578)	-
Net cash flows from operating activities	(13,336)	103,105	29,503	136,765

Investing activities
Acquisition of property and equipment	(1,726)	(2,534)	(8,398)	(5,532)
Payment of investments and interests in other entities	-	(48,195)	(18)	(73,222)
Acquisition of subsidiaries. net of cash acquired	-	-	-	(15,217)
Payments of accounts payable to selling shareholders	-	(92,836)	-	(92,836)
Acquisition of intangible assets	(50,241)	(36,842)	(96,053)	(69,543)
Maturity of financial investments	382,188	97,818	640,893	152,935
Loans to related parties	(4,812)	-	(4,812)	-

Net cash flows from (used in) investing activities	325,409	(82,589)	531,612	(103,415)

Financing activities
Purchase of treasury shares	(16,893)	(56,711)	(51,616)	(109,737)
Payment of lease liabilities	(5,712)	(2,964)	(12,005)	(6,354)
Payment to owners to acquire entity’s shares	(119,293)	(949)	(121,270)	(19,442)
Loans and financings paid	(5,469)	(1,743)	(211,329)	(3,443)
Net cash flows used in financing activities	(147,367)	(62,367)	(396,220)	(138,976)

Foreign exchange effects on cash and cash equivalents	1,743	(3,813)	(285)	(4,092)
(Decrease) increase in cash and cash equivalents	166,449	(45,664)	164,610	(109,718)

Cash and cash equivalents
At the beginning of the period	209,304	360,356	211,143	424,410
At the end of the period	375,753	314,692	375,753	314,692
(Decrease) increase in cash and cash equivalents	166,449	(45,664)	164,610	(109,718)

Arco Platform Limited

Reconciliation of Taxable Income

	Three-months period ended June 30,		Six-months period ended June 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
Taxable Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(12,114)	(26,834)	96,776	(4,423)
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	(19,763)	466	(18,814)	9,036
(+) Amortization of intangible assets from business combinations before incorporation¹	6,094	4,859	13,846	9,760
(+/-) Changes in accounts payable to selling shareholders¹	(6,269)	21,765	23,604	39,411
(+/-) Share of loss of equity-accounted investees	14,294	(587)	19,936	(935)
(+) Net income from Arco Platform (Cayman)	5,007	8,151	(104,508)	13,800
(+) Fiscal loss without deferred	6,694	3,383	11,846	4,767
(+/-) Provisions booked in the period	19,770	8,854	44,119	13,327
(+) Tax loss carryforward	3,588	74,312	37,023	91,366
(+) Others	5,094	4,756	10,172	8,519
Taxable income	22,395	99,125	134,000	184,628

Current income tax under actual profit method	(7,614)	(33,703)	(45,560)	(62,774)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
(+) Effect of presumed profit benefit	-	2,774	-	3,266
Effective current income tax	(7,614)	(30,929)	(45,560)	(59,508)
% Effective tax rate	34.0%	31.2%	34.0%	32.2%
(+) Recognition of tax-deductible amortization of goodwill and added value²	15,546	11,097	26,868	21,935
(+/-) Other additions (exclusions)	106	1,287	4,882	1,675
Effective current income tax accounted for goodwill benefit	8,038	(18,545)	(13,810)	(35,898)
% Effective tax rate accounting for goodwill benefit	-35.9%	18.7%	10.3%	19.4%

1) Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss, 2) Added value refers to the fair value of intangible assets from business combinations.

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	(13,341)	(20,019)	89,318	(8,208)
(+/-) Income taxes	1,227	(6,815)	7,458	3,785
(+/-) Finance result	24,103	33,564	(10,029)	62,238
(+) Depreciation and amortization	74,302	45,423	140,083	93,475
(+) Share of loss of equity-accounted investees	14,294	1,728	19,936	2,751
EBITDA	100,585	53,881	246,766	154,041
(+) Share-based compensation plan	3,726	9,324	19,149	21,048
(+) Share-based compensation plan and restricted stock units	1,810	6,319	9,830	15,685
(+) Provision for payroll taxes (restricted stock units)	1,916	3,005	9,319	5,363
(+) M&A expenses	7,714	8,452	9,186	13,756
(-) Other changes to equity accounted investees[3]	(1,345)	-	(17,758)	-
(+) Non-recurring expenses	-	84	-	652
(+) Effects related to Covid-19 pandemic	-	523	-	1,152
Adjusted EBITDA	110,680	72,264	257,343	190,649
Revenue	412,137	256,301	842,174	587,973
EBITDA Margin	24.4%	21.0%	29.3%	26.2%
Adjusted EBITDA Margin	26.9%	28.2%	30.6%	32.4%

	Three-month period ended June 30,
(In thousands of Brazilian reais, except earnings per share)	2022	2021 pro forma[1]	2021 reported
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	(13,341)	(20,019)	(20,019)
(+/-) Adjustments related to business combination	8,134	44,665	54,210
(+) Amortization of intangible assets from business combinations	29,142	24,890	24,890
(+/-) Changes in accounts payable to selling shareholders	(33,348)	2,677	2,677
(+) Interest expenses, net (adjusted by fair value)	12,340	17,098	17,098
(+) Interest on acquisition of investments, net (linked to a fixed rate)[1]	-	-	9,545
(+) Share-based compensation plan	3,726	9,324	9,324
(+) Share-based compensation plan and restricted stock units	1,810	6,319	6,319
(+) Provision for payroll taxes (restricted stock units)	1,916	3,005	3,005
(+/-) Non-cash adjustments related to derivative instruments and convertible notes	(19,571)	-	-
(+) M&A expenses	7,714	8,452	3,853
(-) Other changes to equity accounted investees[3]	(1,345)	-	-
(+) Non-recurring expenses	-	84	4,683
(+) Effects related to Covid-19 pandemic	-	523	523
(+/-) Foreign exchange on cash and cash equivalents[1]	-	-	3,813
(+) Share of loss of equity-accounted investees[1]	-	-	1,728
(+/-) Tax effects	(8,500)	(21,733)	(21,733)
Adjusted Net Income	(23,183)	21,296	36,382
Net Revenue	412,137	256,301	256,301
Adjusted Net Income Margin	-5.6%	8.3%	14.2%

Weighted-average shares	55,917	57,020	57,020
Adjusted EPS	(0.41)	0.37	0.64

	Six-month period ended June 30,
(In thousands of Brazilian reais)	2022	2021 pro forma[1]	2021 reported
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	89,318	(8,208)	(8,208)
(+/-) Adjustments related to business combination	58,037	89,813	104,265
(+) Amortization of intangible assets from business combinations	57,599	49,752	49,752
(+/-) Changes in accounts payable to selling shareholders	(26,320)	489	489
(+) Interest expenses, net (adjusted by fair value)	26,758	39,572	39,572
(+) Interest on acquisition of investments, net (linked to a fixed rate)[1]	-	-	14,452
(+) Share-based compensation plan	19,149	21,048	21,048
(+) Share-based compensation plan and restricted stock units	9,830	15,685	15,685
(+) Provision for payroll taxes (restricted stock units)	9,319	5,363	5,363
(+/-) Non-cash adjustments related to derivative instruments and convertible notes[2]	(125,220)	-	-
(+) M&A expenses	9,186	13,756	7,850
(-) Other changes to equity accounted investees[3]	(17,758)	-	-
(+) Non-recurring expenses	-	652	6,558
(+) Effects related to Covid-19 pandemic	-	1,152	1,152
(+/-) Foreign exchange on cash and cash equivalents[1]	-	-	4,092
(+) Share of loss of equity-accounted investees[1]	-	-	2,751
(+/-) Tax effects	(24,640)	(42,055)	(42,055)
Adjusted Net Income	8,072	76,158	97,453
Net Revenue	842,174	587,973	587,973
Adjusted Net Income Margin	1.0%	13.0%	16.6%

Weighted-average shares	56,008	57,214	57,214
Adjusted EPS	0.14	1.33	1.70

1) Adj. net income for previous periods presented in this column excludes the following adjustments: (i) Interest on acquisition of investments, net (linked to a fixed rate); (ii) Foreign exchange on cash and cash equivalents; and (iii) Share of loss of equity-accounted investees. Such adjustments will be no longer consider in the net income reconciliation from 4Q21 onwards and are presented for comparison purposes only in the “Reported” column. 2) Such adjustment was previously named “(+/−) Changes in fair value of derivative instruments”. 3) Refers to (gains) losses related to capital contribution from others on investees leading to an increase in equity of the investee.

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
Adjusted Free Cash Flow Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(12,114)	(26,834)	96,776	(4,423)
(+/-) Non-cash adjustments	128,366	98,824	144,943	189,691
(+/-) Working capital (Changes in assets and liabilities)	75,310	41,167	52,629	17,117
Cash from operations	191,562	113,157	294,348	202,385
(-) Income tax paid	(4,792)	(4,529)	(47,474)	(51,517)
(-) Interest paid on loans and financings & lease liabilities	(17,451)	(5,121)	(34,338)	(9,548)
(-) Interest paid on accounts payable to selling shareholders	(36,536)	(70)	(36,914)	(4,223)
(-) Payments for contingent consideration	(70,541)	(332)	(70,541)	(332)
(-) Payments of stock options¹	(75,578)	-	(75,578)	-
Net cash flows from operating activities	(13,336)	103,105	29,503	136,765
(-) CAPEX	(51,967)	(39,376)	(104,451)	(75,075)
Free cash flow	(65,303)	63,729	(74,948)	61,690
(-) M&A classified as Payments of stock options¹	75,578	-	75,578	-
(-) M&A classified as CAPEX²	8,701	-	14,208	-
(-) M&A classified as Payments for contingent consideration³	70,541	332	70,541	332
Adjusted free cash flow	89,517	64,061	85,379	62,022

1) Related to M&A payment (Geekie employees’ SOP). 2) Related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22). 3) Related to M&A payment (difference between the amount in PPA and the final transaction amount calculated by the earn-out multiple, related to Geekie’s acquisition).